

May 14, 2015

Via E-mail
Somsak Chivavibul
President and Chief Financial Officer
Navient Funding, LLC
c/o Deutsche Bank Trust Company Americas
60 Wall Street, 27th Floor
Mailstop NYC 60-2720
New York, New York 10005

> **Re:** **SLM Student Loan Trust 2011-2**
> **SLM Student Loan Trust 2012-1**
> **SLM Student Loan Trust 2012-2**
> **SLM Student Loan Trust 2012-6**
> **SLM Student Loan Trust 2013-6**
> **SLM Student Loan Trust 2014-1**
> **Forms 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File Nos. 333-166301-03, 333-166301-05, 333-166301-06, 333-166301-09,**
> **333-166301-16, and 333-166301-17**

Dear Mr. Chivavibul:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 10.1 to the Forms 10-K

1.   We note that Exhibit 10.1 was incorporated by reference as Exhibit 4.1. Please clarify by providing a more detailed description of Exhibit 10.1. Please also file the servicing agreement and the administration agreement as exhibits to the Forms 10-K.

Exhibits 33.1 to the Forms 10-K

2.   We note that Navient Solutions, Inc.'s report, as servicer and administrator, on its assessment of compliance with applicable servicing criteria lists Item 1122(d)(1)(iii), Item 1122(d)(2)(iii), and Items 1122(d)(4)(x)-(xiii) of Regulation AB as inapplicable servicing criteria. However, we note that the respective servicing agreements list Item 1122(d)(1)(iii), Item 1122(d)(2)(iii), and Items 1122(d)(4)(x)-(xiii) as applicable to the servicer. Please tell us why Navient Solutions, as servicer, did not provide an assessment with respect to Item 1122(d)(1)(iii), Item 1122(d)(2)(iii), and Items 1122(d)(4)(x)-(xiii).

3.   We note that Navient Solutions, Inc.'s report, as servicer and administrator, on its assessment of compliance with applicable servicing criteria lists Item 1122(d)(2)(ii) of Regulation AB as an applicable servicing criterion performed by a third-party servicer. However, we note that the respective administration agreements list Item 1122(d)(2)(ii) as applicable to the administrator. Please tell us why Navient Solutions, as administrator, did not provide an assessment with respect to Item 1122(d)(2)(ii).

4.   We note that Navient Solutions, Inc.'s report, as servicer and administrator, on its assessment of compliance with applicable servicing criteria lists Item 1122(d)(3)(iii) of Regulation AB both as an applicable servicing criterion performed by third-party servicers and as an inapplicable servicing criterion. Please clarify the applicability of Item 1122(d)(3)(iii) to Navient Solutions Inc. as servicer and administrator.

Exhibit 35.3 to the Form 10-K of SLM Student Loan Trust 2011-2

5.   We note that Xerox Education Services, LCC's subservicer compliance statement refers to the certification made with respect to the preceding "calendar year" rather than "reporting period." While we acknowledge that your reporting period corresponds to the calendar year, please confirm that, in future filings, your servicer compliance statements that are filed will conform to the form and content of Item 1123 of Regulation AB by referring to the "reporting period."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel